SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH AUGUST 17, 2005

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Brasil Telecom exceeds 1.5 Million Mobile Subscribers

Brasilia, Brazil, August 16, 2005 – BRASIL TELECOM S.A. (BOVESPA: BRTO3/BRTO4; NYSE: BTM) and BRASIL TELECOM PARTICIPAÇÕES S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announce that Brasil Telecom GSM has achieved a significant mark, exceeding 1.5 million subscribers prior to completing eleven months of operations. The success reached by Brasil Telecom is due to the excellent results accomplished during Father’s Day holiday, the increase in our dealers’ network associated with the converging strategy and the strength of the Pula Pula Campaign.

Brasil Telecom is still offering to its clients the benefits of its unique campaign – Pula Pula - for all subscriptions until September 30th, 2005, with diversified benefits in comparison to its four previous versions. In the current campaign – “Novo Pula Pula 2008” – the client will receive these benefits until the end of 2008.

Additionally, Brasil Telecom, through it’s mobile “arm”, is the fastest expanding coverage carrier. More than 770 locations are covered, representing 85% of its operational region – Midwest, South, Acre, Rondônia and Tocantins.

We compete against three other large carriers and our region holds the highest penetration rates in Brazil. We reiterate our expectation to exceed 2.1 million subscribers until the end of 2005. This represents an increase of 400 thousand clients compared to the estimate disclosed in the beginning of operations, of 1,7 million subscribers.

***

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2005

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer